CUSIP NO. 1113OR100                    13D                   Page 1 of 11 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                   Under the Securities Exchange Act of 1934


                          Broadbase Software, Inc.
                          ------------------------
                              (Name of Issuer)


                       Common Stock, $0.001 Par Value
                       ------------------------------
                       (Title of Class of Securities)


                                  1113OR100
                                  ---------
                               (CUSIP Number)

        David K. Michaels, Esq.            David A. Makarechian, Esq.
         Fenwick & West LLP             Brobeck, Phleger & Harrison LLP
        Two Palo Alto Square         Two Embarcadero Place, 2200 Geng Road
         Palo Alto, CA 94306                 Palo Alto, CA  94303
           (650) 494-0600                      (650) 424-0160
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                April 9, 2001
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]


               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

CUSIP NO. 1113OR100                    13D                   Page 2 of 11 Pages

------------------------------------------------------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      Kana Communications, Inc.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      I.R.S. Identification No. 77-0435679
------------------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]
------------------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
          00
------------------------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                              [_]
------------------------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Delaware
------------------------------------------------------------------------------------------------------------------------------
                                      7  SOLE VOTING POWER
          NUMBER
            OF                           16,330,708 (acquisition of such shares is conditioned upon the occurrence of certain events specified in the company stock option agreement, dated
                                         April 9, 2001, by and between Kana and Broadbase and incorporated by reference as Exhibit 3 to this Schedule 13D)
------------------------------------------------------------------------------------------------------------------------------
          SHARES                      8  SHARED VOTING POWER
       BENEFICIALLY
                                         9,845,583 (pursuant to company voting agreements and irrevocable proxies, dated April 9, 2001, by and between Kana and certain directors, executive officers and affiliates thereof of Broadbase and incorporated by reference as Exhibit 2 to this Schedule 13D and including shares issuable upon exercise of options exercisable within 60 days of April 9, 2001)
------------------------------------------------------------------------------------------------------------------------------
         OWNED BY                     9  SOLE DISPOSITIVE POWER
         REPORTING
                                         16,330,708 (acquisition of such shares is conditioned upon the occurrence of certain events specified in the company stock option agreement, dated
                                         April 9, 2001, by and between Kana and Broadbase and incorporated by reference as Exhibit 3 to this Schedule 13D)
------------------------------------------------------------------------------------------------------------------------------
        PERSON WITH                  10  SHARED DISPOSITIVE POWER
                                         -0-
------------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      26,176,291 (including shares issuable upon exercise of options exercisable within 60 days of April 9, 2001)
------------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                      [_]
------------------------------------------------------------------------------------------------------------------------------

CUSIP NO. 1113OR100                    13D                   Page 3 of 11 Pages

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      11.7% (based on the number of shares of Broadbase's common stock outstanding as of April 9, 2001 as represented by Broadbase in the agreement and plan of merger, dated April 9, 2001, by and among Kana, Arrow Acquisition Corp. and Broadbase and incorporated by reference as
      Exhibit 1 to this Schedule 13D)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Kana Communications, Inc. that it is the beneficial owner of any of the common stock of Broadbase Software Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP NO. 1113OR100                    13D                   Page 4 of 11 Pages

Item 1.   Security and Issuer.

          This statement on Schedule 13D relates to the common stock, par value $0.001 per share, of Broadbase Software, Inc., a Delaware corporation. Broadbase's principal executive offices are located at 181 Constitution Drive, Menlo Park, CA 94025.

Item 2.  Identity and Background.

     (a) The name of the person filing this statement is Kana Communications, Inc., a Delaware corporation.

     (b) The address of the principal office and principal business of Kana is 740 Bay Road, Redwood City, CA 94063.

     (c) Kana develops, markets and supports customer communication software products and services for e-Businesses. Set forth in Schedule A is the name and
                                                     ----------
present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Kana's directors and executive officers, as of the date hereof. Schedule A also sets forth information regarding certain persons who,
        ----------
because of their representation on Kana's board of directors or because they may be deemed to beneficially own more than ten percent of Kana's outstanding stock, may be deemed to control Kana.

     (d) During the past five years, neither Kana nor, to Kana's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal
                ----------
proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Kana nor, to Kana's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding
                ----------
of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Kana is a Delaware corporation. To Kana's knowledge, each natural person listed on Schedule A is a citizen of the United States.
          ----------

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to an Agreement and Plan of Merger, dated April 9, 2001, by and among Kana, Arrow Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Kana, and Broadbase, and subject to the conditions set forth therein, Arrow Acquisition Corp. will be merged with and into Broadbase, with each share of Broadbase's common stock being converted into the right to receive
1.05 shares of Kana's common stock. The merger is subject to the approval of the merger agreement by the stockholders of Broadbase, the approval by Kana's stockholders of the issuance of Kana's common stock in the merger and the satisfaction or waiver of certain other conditions as more fully described in the merger agreement. The foregoing summary of the merger is qualified in its entirety by reference to the copy of the merger agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

CUSIP NO. 1113OR100                    13D                   Page 5 of 11 Pages

          This statement on Schedule 13D relates to voting agreements between Kana and certain stockholders of Broadbase, including its directors, executive officers and affiliates thereof, whereby the stockholders have agreed to vote their shares of Broadbase's common stock in favor of the merger agreement. This statement also relates to an option granted to Kana by Broadbase to purchase shares of Broadbase's common stock upon the occurrence of certain events as described in Item 4 below.

Item 4.  Purpose of Transaction.

     (a) - (b) As described in Item 3 above, this statement relates to the merger of Arrow Acquisition Corp. with and into Broadbase in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the merger, the separate existence of Arrow Acquisition Corp. will cease to exist and Broadbase will continue as the surviving corporation and as a wholly-owned subsidiary of Kana. Holders of outstanding shares of Broadbase's common stock will receive, in exchange for each share of Broadbase's common stock held by them immediately prior to the completion of the merger, 1.05 shares of Kana's common stock. Kana will assume Broadbase's outstanding options and warrants.

          The merger agreement contains customary representations and warranties on the part of Kana, Broadbase and Arrow Acquisition Corp. The consummation of the merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of the Broadbase and Kana. The merger agreement also contains covenants regarding the activities of the parties pending consummation of the merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice. In certain circumstances, upon a termination of the merger agreement, a cash termination fee is required to be paid. Concurrently and in connection with the merger agreement, Kana also entered into a distribution and license agreement and a revolving loan agreement with Broadbase, forms of which are attached as exhibits to the merger agreement included as Exhibit 1 to this Schedule 13D.

          As an inducement to Kana to enter into the merger agreement, certain stockholders of Broadbase, including its directors, executive officers and affiliates thereof, have entered into company voting agreements and irrevocable proxies, dated April 9, 2001, with Kana and have, by executing the voting agreements, irrevocably appointed the Board of Directors of Kana (or any one of them) as his lawful attorney and proxy. These proxies grant Kana the limited right to vote each of the 9,845,583 shares (which includes shares issuable upon exercise of options exercisable within 60 days of April 9, 2001) and any shares of Broadbase's common stock purchased or with respect to which beneficial ownership is acquired prior to the termination of the voting agreement of Broadbase's common stock beneficially and collectively owned by these stockholders in all matters related to the merger. Subject to certain limited exceptions, these stockholders are prohibited from transferring any of the shares that they beneficially hold and from making any offer or agreement relating thereto at any time prior to the expiration of the voting agreements. These provisions were designed to facilitate approval of the merger agreement. The stockholders subject to these voting agreements and the number of shares beneficially owned by each of them is set forth in Schedule B hereto that is
                                                   ----------
hereby incorporated herein by this reference. The foregoing summary of the voting agreements is qualified in its entirety by reference to the copy of the form of company voting agreement and irrevocable proxy included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

CUSIP NO. 1113OR100                    13D                   Page 6 of 11 Pages

          In exercising its right to vote the shares subject to the voting agreements as lawful attorney and proxy of Broadbase's stockholders, Kana (or any nominee of Kana) will be limited, at every Broadbase stockholders meeting and in every written consent in lieu of such meeting to vote the shares in favor of approval of the merger and the merger agreement and the other actions contemplated by the merger agreement and against (i) any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Broadbase in the merger agreement or preclude fulfillment of a condition precedent to the merger agreement, or (ii) any approval of a proposal made in opposition to, or in competition with, the merger. Broadbase's stockholders may vote these shares on all other matters. The voting agreements terminate upon the earlier to occur of (i) such date and time as the merger shall become effective and (ii) the date of termination of the merger agreement.

          Concurrently with the voting agreements described herein, certain directors and executive officers of Kana and their affiliates entered into substantially identical voting agreements with Broadbase, a form of which is attached as an exhibit to the merger agreement included as Exhibit 1 to this
Schedule 13D.

          Also as an inducement to Kana to enter into the merger agreement, Kana and Broadbase entered into a company stock option agreement, dated April 9, 2001. The company stock option agreement grants Kana an irrevocable option to purchase, under certain conditions, up to the number of shares of Broadbase's common stock equal to 19.9% of the shares of Broadbase's common stock issued and outstanding at the time of exercise of the option, in the manner set forth in the option agreement, at an exercise price of $0.7188 per share, subject to adjustment in the event of changes in the Broadbase's capitalization. Kana may exercise the option, in whole or in part, at any time and from time to time upon the occurrence of an "Exercise Event" as set forth in Section 2 of the option agreement. In addition, Broadbase has the right to repurchase shares of common stock issued upon exercise of the option pursuant to Section 9 of the option.

          The stock option agreement may not be exercised unless: (i) all material consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any United States federal, state, or local administrative agency or commission or other United States federal, state or local governmental authority or instrumentality, if any, required in connection with the issuance of the option shares pursuant to the stock option agreement have been obtained or made, as the case may be, and (ii) no preliminary or permanent injunction or other order by any court of competent jurisdiction in the United States prohibiting or otherwise restraining such issuance is in effect. The stock option agreement grants registration rights to Kana with respect to the shares of Broadbase's common stock represented by the option. The option will terminate upon the earliest of certain events, including consummation of the merger, as set forth in the option agreement.

          Concurrently with the option agreement described herein, Kana entered into a substantially identical option agreement in favor of Broadbase, a form of which is attached as an exhibit to the merger agreement included as Exhibit 1 to this Schedule 13D.

          The foregoing summary of the option is qualified in its entirety by reference to the copy of the company stock option agreement included as Exhibit 3 to this Schedule 13D and incorporated herein by reference.

CUSIP NO. 1113OR100                    13D                   Page 7 of 11 Pages

     (c)  Not applicable.

     (d) Upon consummation of the merger, the initial directors of the surviving corporation shall be the directors of Arrow Acquisition Corp. immediately prior to the merger, until their respective successors are duly elected or appointed and qualified. The initial officers of the surviving corporation shall be the officers of Arrow Acquisition Corp. immediately prior to the merger, until their respective successors are duly appointed.

     (e) Other than as a result of the merger described in Item 3 above, not applicable.

     (f)  Not applicable.

     (g) Upon consummation of the merger, the certificate of incorporation of Arrow Acquisition Corp., as in effect immediately prior to the merger, will be the certificate of incorporation of the surviving corporation until thereafter amended as provided by the Delaware General Corporation Law and such certificate of incorporation. Upon consummation of the merger, the bylaws of Arrow Acquisition Corp., as in effect immediately prior to the merger, will be the bylaws of the surviving corporation until thereafter amended as provided by the certificate of incorporation of the surviving corporation, the Delaware General Corporation Law and such bylaws.

     (h) - (i) If the merger is consummated, Broadbase's common stock will be de-registered under the Securities Exchange Act of 1934, as amended, and de-listed from the Nasdaq National Market.

     (j) Other than described above, Kana currently has no plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Kana reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

     (a) - (b) If the option becomes exercisable, Kana will have the right to acquire a number of shares equal to 19.9% of the issued and outstanding shares of Broadbase's common stock at the time of the exercise of the option. Based upon the number of shares of Broadbase's common stock outstanding on April 9, 2001, Kana would be entitled to purchase up to 16,330,708 shares of Broadbase's common stock. If all of these shares were acquired, Kana would have sole voting and dispositive power over these shares, and these shares would constitute approximately 16.6% of Broadbase's outstanding common stock after giving effect to the exercise of the option.

          Because of the company stock voting agreements and irrevocable proxies, Kana may be deemed to be the beneficial owner of at least 9,845,583 shares (which includes shares issuable upon exercise of options exercisable within 60 days of April 9, 2001) of Broadbase's common stock. These shares constitute approximately 11.7% of the issued and outstanding shares of Broadbase common stock.

          Kana has the power to vote the shares subject to the voting agreements for the limited purposes described above in Item 4. Kana does not have the power to dispose of, or to direct the disposition of, any shares of Broadbase's common stock pursuant to the voting agreements. Kana (i) is not entitled to any rights as a stockholder of Broadbase as to the shares

CUSIP NO. 1113OR100                    13D                   Page 8 of 11 Pages

covered by the voting agreements and (ii) disclaims any beneficial ownership of the shares of Broadbase common stock that are covered by the voting agreements.

          To Kana's knowledge, no shares of Broadbase common stock are beneficially owned by any of the persons named in Schedule A except for shares
                                                  ----------
that may be beneficially owned by David M. Beirne. Mr. Beirne is an affiliate of funds affiliated with Benchmark Capital. Funds affiliated with Benchmark Capital hold 3,889,484 shares of Broadbase's common stock. This includes 3,440,743 shares of common stock held by Benchmark Capital Partners, L.P. and 448,741 shares of common stock held by Benchmark Founders' Fund, L.P. Mr. Beirne disclaims beneficial ownership of shares held by Benchmark Capital except to the extent of his pecuniary interest in Benchmark Capital.

     (c) Neither Kana nor, to the knowledge of Kana, any person named in Schedule A, has effected any transaction in Broadbase's common stock during the
----------
past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the merger agreement, the voting agreement and the stock option agreement, to the knowledge of Kana, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Broadbase, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger, dated April 9, 2001, by and among Kana Communications, Inc., a Delaware corporation, Arrow Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Kana Communications, Inc., and Broadbase Software, Inc., a Delaware corporation.

         2. Form of Voting Agreement and Irrevocable Proxy, dated April 9, 2001, by and between Kana Communications, Inc., a Delaware corporation, and the stockholder of Broadbase Software, Inc., a Delaware corporation, that is a signatory thereto.

         3. Stock Option Agreement, dated April 9, 2001, by and between Kana Communications, Inc., a Delaware corporation, and Broadbase Software, Inc., a Delaware corporation.

CUSIP NO. 1113OR100                    13D                   Page 9 of 11 Pages

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 18, 2001


                                           KANA COMMUNICATIONS, INC.


                                           By:  /s/  James C. Wood
                                                -----------------------
                                                James C. Wood
                                                Chief Executive Officer

                                  Schedule A
                                  ----------

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                           KANA COMMUNICATIONS, INC.

                                 Present Principal Occupation
                                Including Name of Employer (if
                                        other than Kana
          Name                       Communications, Inc.)                 Address of Employer
--------------------------      -------------------------------      -------------------------------
Executive Officers
James C. Wood                   Chief Executive Officer and          740 Bay Road, Redwood City, CA
                                Chairman of the Board of             94063
                                Directors

David B. Fowler                 President                            740 Bay Road, Redwood City, CA
                                                                     94063

Nigel K. Donovan                Chief Operating Officer              740 Bay Road, Redwood City, CA
                                                                     94063

Art M. Rodriguez                Interim Chief Financial Officer      740 Bay Road, Redwood City, CA
                                                                     94063

Toya A. Rico                    Chief Personnel Officer              740 Bay Road, Redwood City, CA
                                                                     94063

Outside Directors
David M. Beirne                 Managing Member of Benchmark         2480 Sand Hill Road, Suite 200,
                                Capital Management Co., L.P.         Menlo Park, CA 94025

Robert W. Frick                 Self-employed Investor               3374 McGraw Lane, Lafayette, CA
                                                                     94549

Eric A. Hahn                    Founding Partner of Inventures       465 Melville, Palo Alto, CA 94301
                                Group

Charles A. Holloway, Ph.D.      Professor, Stanford University       335 Littlefield Drive, Stanford
                                Graduate School of Business          University, Stanford, CA 94305

Steven T. Jurvetson             Managing Director of Draper          400 Seaport Court, Suite 250,
                                Fisher Jurvetson                     Redwood City, CA 94063

                                   Schedule B
                                   ----------

                       BROADBASE STOCKHOLDERS SUBJECT TO
             THE COMPANY VOTING AGREEMENTS AND IRREVOCABLE PROXIES

Stockholder                                 Shares Beneficially Owned
------------------------------            -----------------------------
Kevin Harvey*                                       4,091,832
Robert Davoli**                                     2,540,136
Massood Zarrabian                                     526,434
Chuck Bay                                             804,277
Thomas Doyle                                          478,496
Christopher Maeda                                     427,486
Brian Kelly                                           479,479
Gregory Martin                                        123,736
David Milam                                           131,028
Eric Willgohs                                         120,179
Fabio Angelillis                                       87,500
Brian Moore                                            35,000

* Includes 3,440,743 shares of common stock held by Benchmark Capital Partners, L.P., 448,741 shares held by Benchmark Founders' Fund, L.P., 162,348 shares held by Mr. Harvey, and options to purchase 40,000 shares held by Mr. Harvey that are fully exercisable. Mr. Harvey, a member of the board of directors of Broadbase, is a Managing Member of Benchmark Capital Management Co., LLC, the general partner of Benchmark Capital Partners, L.P. and Benchmark Founders' Fund, L.P.

** Includes 1,464,974 shares of common stock and a fully exercisable warrant to purchase 10,025 shares of common stock held by Sigma Partners IV, L.P., 438,407 shares held by Sigma Partners V, L.P., 403,202 shares and a fully exercisable warrant to purchase 2,618 shares of common stock held by Sigma Associates IV, L.P., 101,850 shares held by Sigma Associates V, L.P., 48,056 shares and a fully exercisable warrant to purchase 308 shares of common stock held by Sigma Investors IV, L.P., 14,686 shares held by Sigma Investors V, L.P., 36,010 shares held by Mr. Davoli and an option to purchase 20,000 shares held by Mr. Davoli that is fully exercisable. Mr. Davoli is a Managing Director of Sigma Management IV, L.L.C. and Sigma Management V, L.L.C., the general partner of Sigma Partners IV, L.P., Sigma Associates IV, L.P., Sigma Investors IV, L.P., and Sigma Partners V, L.P., Sigma Associates V, L.P., and Sigma Investors V, L.P., respectively, and accordingly may be deemed to beneficially own shares owned by the funds. Investment decisions of the funds are made by a five-member committee of which Mr. Davoli is a member.